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                                                                    EXHIBIT 10.1

                          DIRECTOR COMPENSATION SUMMARY

                     (to be effective as of January 1, 2005)

Employee directors receive no additional compensation other than their normal salary for serving on the Board or its committees. Non-employee directors receive $45,000 annually and $2,000 for each Board meeting attended. In addition, they are paid $10,000 per year for chairing a committee (other than the chairman of the Audit Committee who is paid $15,000 per year) and $2,000 for each committee meeting attended. Expenses for Company-related business travel are either paid or reimbursed by the Company. Outside directors also receive an initial grant, upon first election or appointment, and an annual grant of shares of Common Stock with a value of approximately $75,000.